SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bit Brother Limited
(Name of Issuer)

Class D Warrants and Class E Warrants, each representing one ordinary share (Ordinary Shares, no par value)
(Title of Class of Securities)

078995107
(CUSIP Number)

December 5, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078995107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

S.H.N. Financial Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	5	SOLE VOTING POWER

61,538,461(1)(2)(3)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		61,538,461(1)(2)(3)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,538,461(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.87%
12	TYPE OF REPORTING PERSON
OO (4)

(1)	Represents shares of the issuer’s Class A ordinary shares held by the reporting person.

(2)	Does not include 61,538,461 Class D Warrants and 61,538,461 Class E Warrants to purchase Ordinary Shares of the issuer, each of which is subject to a 4.99% beneficial ownership limitation.

(3)	Based upon 623,263,779 Ordinary Shares outstanding as reported in the Company’s Prospectus Supplement filed by the issuer pursuant to Rule 424(b)(5) of the Securities Act of 1933 on December 6, 2023.

(4)	The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 078995107	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Bit Brother Limited

(b)	Address of Issuer:

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Item 2. Identity and Background.

(a)	Name of Person Filing:

S.H.N. Financial Investments Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

Arik Einstein 3, Israel, 4610301 (PO Box 351)

(c)	Citizenship or Place of Organization:

Israel

(d)	Title of Class of Securities:

Ordinary Shares, no par value.

(e)	CUSIP Number:

078995107

Item 3.

Not applicable.

CUSIP No. 078995107	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 623,263,779 Ordinary Shares outstanding as reported in the Company’s Prospectus Supplement filed by the issuer pursuant to Rule 424(b)(5) on December 6, 2023.

(c)	Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 61,538,461 shares of the Issuer’s Ordinary Shares. To the extent Mr. Shamir is deemed to beneficially own such shares, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 078995107	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	S.H.N. Financial Investments Ltd.

December 15, 2023	By:	/s/ Nir Shamir
Nir Shamir, Chief Executive Officer